OMB APPROVAL
OMB Number:	3235-0145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Galaxy Nutritional Foods, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36317Q104

(CUSIP Number)

Leonard, Street and Deinard, P.A.

Attn: Mark S. Weitz, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive, Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36317Q104	13D	Page 2 of 23 Pages

1.	Names of Reporting Persons. Galaxy Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 25,148,070
9. Sole Dispositive Power
10. Shared Dispositive Power 25,148,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,148,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 3 of 23 Pages

1.	Names of Reporting Persons. Timothy S. Krieger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 25,148,070
9. Sole Dispositive Power
10. Shared Dispositive Power 25,148,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,148,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 4 of 23 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 25,148,070
9. Sole Dispositive Power
10. Shared Dispositive Power 25,148,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,148,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 5 of 23 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 25,148,070
9. Sole Dispositive Power
10. Shared Dispositive Power 25,148,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,148,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 6 of 23 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 25,148,070
9. Sole Dispositive Power
10. Shared Dispositive Power 25,148,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,148,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 7 of 23 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 25,148,070
9. Sole Dispositive Power
10. Shared Dispositive Power 25,148,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,148,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 8 of 23 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 25,148,070
9. Sole Dispositive Power
10. Shared Dispositive Power 25,148,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,148,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 36317Q104	13D	Page 9 of 23 Pages

1.	Names of Reporting Persons. MW1 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 25,148,070
9. Sole Dispositive Power
10. Shared Dispositive Power 25,148,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,148,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 10 of 23 Pages

1.	Names of Reporting Persons. Andromeda Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,148,070
8. Shared Voting Power
9. Sole Dispositive Power 25,148,070
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,148,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36317Q104	13D	Page 11 of 23 Pages

1.	Names of Reporting Persons. Justin Jacobs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 25,148,070
9. Sole Dispositive Power
10. Shared Dispositive Power 25,148,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,148,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 12 of 23 Pages

1.	Names of Reporting Persons. Richard Antonelli
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 25,148,070
9. Sole Dispositive Power
10. Shared Dispositive Power 25,148,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,148,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	Page 13 of 23 Pages

This Amendment No. 6 to the joint statement on Schedule 13D relating to the common stock, par value $0.01 per share (“Common Stock”), of Galaxy Nutritional Foods, Inc. (“Issuer”), a Delaware corporation, initially filed by Galaxy Partners, L.L.C. (“Galaxy Partners”) and Timothy S. Krieger on November 28, 2008, as amended by Amendment No. 1 filed by Galaxy Partners and Timothy S. Krieger on December 31, 2008, Amendment No. 2 filed by Galaxy Partners, Timothy S. Krieger, Mill Road Capital, L.P. (“the Fund”), Mill Road Capital GP LLC (the “GP”), Thomas E. Lynch, Charles M. B. Goldman and Scott P. Scharfman on February 9, 2009, Amendment No. 3 filed by Galaxy Partners, Timothy S. Krieger, the Fund, the GP, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, MW1 LLC (“MW1”) and Andromeda Acquisition Corp. (“Purchaser”) on May 5, 2009, Amendment No. 4 filed by Galaxy Partners, Timothy S. Krieger, the Fund, the GP, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, MW1 and Purchaser on May 8, 2009 (“Amendment No. 4”) and Amendment No. 5 filed by Galaxy Partners, Timothy S. Krieger, the Fund, the GP, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, MW1 and Purchaser on May 20, 2009 (as amended, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 2(a) of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“This Statement is being filed by Galaxy Partners, Timothy S. Krieger, the Fund, the GP, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, MW1, Purchaser, Justin Jacobs and Richard Antonelli. Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”

2. Item 3 of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On May 21, 22, 27 and 29, 2009, an additional 22,033 shares, 34,912 shares, 32,025 shares and 72,962 shares, respectively, of Common Stock tendered during the subsequent offering period of the Offer were accepted for payment by Purchaser. The Fund contributed to MW1 the approximately $58,296 necessary to acquire such shares of Common Stock using working capital from the Fund. MW1 then contributed to Purchaser such $58,296 in order to facilitate the purchase of, and payment for, such shares of Common Stock.

On June 10, 2009, Issuer and Purchaser entered into a Stock Purchase Agreement pursuant to which Issuer sold 891,000 shares of Common Stock to Purchaser at a purchase price of $0.36 per share (the “Purchase Agreement”). The Fund loaned to Purchaser the approximately $320,760 necessary to purchase such shares of Common Stock using working capital from the Fund. The loan is evidenced by an interest-bearing, term promissory note made by Purchaser to the Fund in the amount of $320,760.

Purchaser intends to acquire all outstanding shares of Common Stock not then owned by Purchaser pursuant to the Merger (as defined below). Purchaser estimates that the total amount of funds required to acquire all such shares of Common Stock pursuant to the Merger will be approximately $1,005,921. The Fund will contribute to MW1 such $1,005,921 using working capital from the Fund. MW1 will then contribute to Purchaser such $1,005,921 in order to facilitate the payment for such shares of Common Stock pursuant to the Merger.”

CUSIP No. 36317Q104	Page 14 of 23 Pages

3. Item 4 of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“Pursuant to the MW1 Operating Agreement, (i) on June 10, 2009, the Fund contributed its 559,608 shares of Common Stock to MW1 and MW1, upon receipt of such shares of Common Stock, contributed all such shares of Common Stock to Purchaser and (ii) on June 11, 2009, Galaxy Partners contributed its 13,811,120 shares of Common Stock to MW1 and MW1, upon receipt of such shares of Common Stock, contributed all such shares of Common Stock to Purchaser.

Purchaser intends to merge itself with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation of the Merger and a wholly-owned, privately-held subsidiary of MW1 (the “Surviving Corporation”), on or around June 12, 2009, or as soon as practicable thereafter. The Merger will be consummated without a vote or meeting of the Issuer’s stockholders, in accordance with Delaware law. Upon the effective time of the Merger, (i) each share of Common Stock outstanding immediately prior thereto, other than shares of Common Stock held by Purchaser, will be cancelled and extinguished and automatically converted into the right to receive $0.36 in cash, without interest, from the Surviving Corporation and (ii) each share of Common Stock held by Purchaser immediately prior thereto will be canceled and extinguished without any conversion thereof.

Upon the effective time of the Merger, (i) each share of common stock, par value $.01 per share, of Purchaser (“Purchaser Common Stock”) issued and outstanding immediately prior thereto will be converted into one validly issued, fully paid and nonassessable share of common stock, $.01 par value per share, of the Surviving Corporation and (ii) each certificate evidencing ownership of shares of Purchaser Common Stock will evidence ownership of such shares of capital stock of the Surviving Corporation. The initial directors of the Surviving Corporation will be the directors of Purchaser immediately prior to the effective time of the Merger until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation will be the officers of Issuer immediately prior to the effective time of the Merger until their respective successors are duly appointed. The certificate of incorporation of the Surviving Corporation will be in the form of the certificate of incorporation of Purchaser as in effect immediately prior to the effective time of the Merger; provided, however, that the certificate of incorporation of the Surviving Corporation will provide that the name of the Surviving Corporation is Galaxy Nutritional Foods, Inc. The by-laws of Purchaser as in effect immediately prior to the effective time of the Merger will be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

It is anticipated that, following the Merger, (i) the Common Stock will no longer be quoted on the OTC Bulletin Board and (ii) the registration of the Common Stock under the Securities Exchange Act of 1934, as amended, will be terminated pursuant to Section 12(g)(4) thereof.”

CUSIP No. 36317Q104	Page 15 of 23 Pages

4. The paragraph of Item 5(a) of the Schedule 13D set forth in Amendment No. 5 shall hereby be amended to read in its entirety as follows:

“The subsequent offering period of the Offer expired at 5:00 p.m., Eastern Time, on May 28, 2009. Following Purchaser’s acceptance for payment on May 29, 2009 of 72,962 additional shares of Common Stock tendered during the subsequent offering period, the Reporting Persons, in the aggregate and as a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, beneficially owned a total of 24,257,070 shares of Common Stock, representing approximately 89.7% of the outstanding shares of Common Stock. This percentage of beneficial ownership is based on a total of 27,051,294 shares of Common Stock outstanding as of February 10, 2009.

Following the purchase of shares of Common Stock by Purchaser pursuant to the Purchase Agreement, the Reporting Persons, in the aggregate and as a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, beneficially own a total of 25,148,070 shares of Common Stock, representing approximately 90.0% of the outstanding shares of Common Stock. The Fund, the GP, as the sole general partner of the Fund, and Thomas E. Lynch, Charles M. B. Goldman and Scott P. Scharfman, as management committee directors of the GP, each may be deemed to beneficially own 25,148,070 shares of Common Stock, representing approximately 90.0% of the outstanding shares of Common Stock. Galaxy Partners and Timothy S. Krieger, as the sole manager and governor of Galaxy Partners, each may be deemed to beneficially own 25,148,070 shares of Common Stock, representing approximately 90.0% of the outstanding shares of Common Stock. MW1, and Justin Jacobs, Timothy S. Krieger and Richard Antonelli, as Directors of MW1, each may be deemed to beneficially own 25,148,070 shares of Common Stock, representing approximately 90.0% of the outstanding shares of Common Stock. Purchaser and Justin Jacobs, as the sole director and executive officer of Purchaser, each may be deemed to beneficially own 25,148,070 shares of Common Stock, representing approximately 90.0% of the outstanding shares of Common Stock. These percentages of beneficial ownership are based on a total of 27,942,294 shares of Common Stock outstanding as of June 12, 2009.”

5. The paragraph of Item 5(b) of the Schedule 13D set forth in Amendment No. 5 shall hereby be amended to read in its entirety as follows:

“By virtue of their positions as management committee directors of the GP, each of Thomas E. Lynch, Charles M. B. Goldman and Scott P. Scharfman has the shared authority to vote and dispose of the 25,148,070 shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund. By virtue of his position as the sole manager and governor of Galaxy Partners, Timothy S. Krieger has the shared authority to vote and dispose of the 25,148,070 shares of Common Stock reported in this joint statement Schedule 13D on behalf of Galaxy Partners. By virtue of their positions as Directors of MW1, each of Justin Jacobs, Timothy S. Krieger and Richard Antonelli has

CUSIP No. 36317Q104	Page 16 of 23 Pages

the shared authority to vote and dispose of the 25,148,070 shares of Common Stock reported in this joint statement Schedule 13D on behalf of MW1. As the sole director and executive officer of Purchaser, Justin Jacobs has the sole authority to vote and dispose of the 25,148,070 shares reported in this joint statement Schedule 13D on behalf of Purchaser.”

6. Item 5(c) of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On May 21, 22, 27 and 29, 2009, an additional 22,033 shares, 34,912 shares, 32,025 shares and 72,962 shares, respectively, of Common Stock tendered during the subsequent offering period of the Offer were accepted for payment and purchased by Purchaser. Pursuant to the MW1 Operating Agreement, (i) on June 10, 2009, the Fund contributed its 559,608 shares of Common Stock to MW1 and MW1, upon receipt of such shares of Common Stock, contributed all such shares of Common Stock to Purchaser and (ii) on June 11, 2009, Galaxy Partners contributed its 13,811,120 shares of Common Stock to MW1 and MW1, upon receipt of such shares of Common Stock, contributed all such shares of Common Stock to Purchaser.

Pursuant to the Purchase Agreement, on June 10, 2009, Purchaser purchased 891,000 shares of Common Stock from the Issuer at a purchase price of $0.36 per share.”

7. Item 6 of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On June 10, 2009, the Issuer and Purchaser entered into the Purchase Agreement. Under the Purchase Agreement, the Issuer agreed to sell to Purchaser, and Purchaser agreed to purchase from the Issuer, 891,000 shares of Common Stock at a purchase price of $0.36 per share. These 891,000 shares, when combined with the shares of Common Stock beneficially owned by the Reporting Persons on such date, in the aggregate and as a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, total approximately 90.0% of the outstanding shares of Common Stock. This percentage of beneficial ownership is based on a total of 27,942,294 shares of Common Stock outstanding as of June 12, 2009.”

8. Item 7 of the Schedule 13D shall hereby be amended by adding Exhibits L, M and N as follows:

“Exhibit L Stock Purchase Agreement, dated as of June 10, 2009, by and between Galaxy Nutritional Foods, Inc. and Andromeda Acquisition Corp.

Exhibit M Promissory Note, dated June 10, 2009, made by Andromeda Acquisition Corp. to Mill Road Capital, L.P.

Exhibit N Joint Filing Agreement, dated June 12, 2009, by and among Galaxy Partners, L.L.C., Timothy S. Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P., MW1 LLC, Andromeda Acquisition Corp., Justin Jacobs and Richard Antonelli.”

CUSIP No. 36317Q104	Page 17 of 23 Pages

9. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

CUSIP No. 36317Q104	Page 18 of 23 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2009

GALAXY PARTNERS, L.L.C.

By:	/s/ Timothy S. Krieger
Timothy S. Krieger
Manager

TIMOTHY KRIEGER

/s/ Timothy S. Krieger
Timothy S. Krieger

CUSIP No. 36317Q104	Page 19 of 23 Pages

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

THOMAS E. LYNCH

/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

CHARLES M. B. GOLDMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman

SCOTT P. SCHARFMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

CUSIP No. 36317Q104	Page 20 of 23 Pages

MW1 LLC

By:	/s/ Justin Jacobs
Name:	Justin Jacobs
Title:	Director

ANDROMEDA ACQUISITION CORP.

By:	/s/ Justin Jacobs
Name:	Justin Jacobs
Title:	President

JUSTIN JACOBS

/s/ Justin Jacobs
Justin Jacobs

RICHARD ANTONELLI

/s/ Richard Antonelli
Richard Antonelli

CUSIP No. 36317Q104	Page 21 of 23 Pages

Exhibit Index

Exhibit No.	Description
Exhibit A	Joint Filing Agreement, dated November 26, 2008, by and among Galaxy Partners, L.L.C. and Timothy Krieger (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit A to the Schedule 13D and incorporated herein by reference).

Exhibit B	Power of Attorney for Galaxy Partners, L.L.C. and Timothy Krieger, dated November 26, 2008 (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit B to the Schedule 13D and incorporated herein by reference).

Exhibit C	Stock Purchase Agreement by and among Galaxy Partners, L.L.C., Galaxy Nutritional Foods, Inc., and Frederick DeLuca, dated November 18, 2008 (filed with the SEC by Galaxy Nutritional Foods, Inc. on November 21, 2008 as Exhibit 10.1 to the Form 8-K and incorporated herein by reference).

Exhibit D	Promissory Note, dated November 6, 2008, between Galaxy Partners and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit D to the Schedule 13D and incorporated herein by reference).

Exhibit E-1	Membership Interest Pledge and Security Agreement, and Guaranty, dated November 6, 2008, between Timothy Krieger and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit E-1 to the Schedule 13D and incorporated herein by reference).

Exhibit E-2	Membership Interest Pledge and Security Agreement, dated November 18, 2008, between Michael Tufte and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit E-2 to the Schedule 13D and incorporated herein by reference).

Exhibit E-3	Membership Interest Pledge and Security Agreement, dated November 18, 2008, between DBJ 2001 Holdings, LLC and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit E-3 to the Schedule 13D and incorporated herein by reference).

Exhibit E-4	Membership Interest Pledge and Security Agreement, dated November 18, 2008, between Michael D. Slyce and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit E-4 to the Schedule 13D and incorporated herein by reference).

Exhibit F	Consultant Agreement by and among Galaxy Partners, L.L.C., David H. Lipka and Fairway Dairy and Ingredients LLC, dated September 30, 2008 (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit F to the Schedule 13D and incorporated herein by reference).

CUSIP No. 36317Q104	Page 22 of 23 Pages

Exhibit G	Joint Filing Agreement, dated February 6, 2009, by and among Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. on February 9, 2009 as Exhibit G to the Schedule 13D/A and incorporated herein by reference).

Exhibit H	Term Sheet, dated February 6, 2009, between Mill Road Capital, L.P. and Galaxy Partners (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. on February 9, 2009 as Exhibit H to the Schedule 13D/A and incorporated herein by reference).

Exhibit I	Standstill Agreement, dated February 6, 2009, between Mill Road Capital, L.P. and Galaxy Partners (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. on February 9, 2009 as Exhibit I to the Schedule 13D/A and incorporated herein by reference).

Exhibit J	Joint Filing Agreement, dated May 5, 2009, by and among Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P., MW1 LLC and Andromeda Acquisition Corp. (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P., MW1 LLC and Andromeda Acquisition Corp. on May 5, 2009 as Exhibit J to the Schedule 13D/A and incorporated herein by reference).

Exhibit K	Amended and Restated Limited Liability Company Agreement of MW1 LLC, dated May 7, 2009, by and among Mill Road Capital, L.P., Galaxy Partners, L.L.C. and Richard Antonelli (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P., MW1 LLC and Andromeda Acquisition Corp. on May 8, 2009 as Exhibit K to the Schedule 13D/A and incorporated herein by reference).

Exhibit L	Stock Purchase Agreement, dated as of June 10, 2009, by and between Galaxy Nutritional Foods, Inc. and Andromeda Acquisition Corp.

Exhibit M	Promissory Note, dated June 10, 2009, made by Andromeda Acquisition Corp. to Mill Road Capital, L.P.

CUSIP No. 36317Q104	Page 23 of 23 Pages

Exhibit N	Joint Filing Agreement, dated June 12, 2009, by and among Galaxy Partners, L.L.C., Timothy S. Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P., MW1 LLC, Andromeda Acquisition Corp., Justin Jacobs and Richard Antonelli.